Navellier Series Fund

		File #:  811-06229



Sub-Item 77C:  Submission of Matters to a Vote of Security Holders

	On June 26, 1998, a Special Meeting of Shareholders of the Navellier Aggressive Small Cap Equity Portfolio, a series of the Navellier Series Fund was held. At the meeting the shareholders voted and approved the Agreement and Plan of Reorganization
(the "Plan"). Under the Plan, on July 24, 1998, the Navellier Aggressive Small Cap Equity Portfolio was merged into the Navellier Aggressive Small Cap Equity Portfolio (the Acquiring Fund), a separate portfolio of the Navellier Performance Funds.